P.E. 1/1/02

02012660

FORM 6-K

RECD S.E.C.
JAN 3 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15238

PROCESSED
FEB 1 2 2002
THOMSON FINANCIAL

For the month of January 2002.
Total number of pages: 4.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant's name into English)

10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Information furnished on this form:

EXHIBITS

Nidec

For Immediate Release

January 29, 2002

Nidec Corporation
(Nihon Densan Kabushiki Kaisha)
10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto
New York Stock Exchange Symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594
Contact: Hiroshi Toriba, Senior Director
Telephone: +81-75-316-3644
E-mail: HIROSHI_TORIBA@notes.nidec.co.jp

Notice Concerning Total Amount of Shares to be Offered in the Global Offering

We hereby inform you that total amount of shares to be offered by selling shareholders in the global offering, consisting of (i) a U.S. offering in the form of ADSs or shares in the United States and elsewhere outside Japan and (ii) a Japanese offering of shares in Japan, which we launched on December 13, 2001, was finally determined as following;

Number of shares to be offered by the selling shareholders

Total amount of shares to be offered in the global offering is 3,200,000 shares

(i)	the U.S. offering	1,185,000 shares
(ii)	the Japanese offering	2,015,000 shares

[For Reference]

(1)	Date of launch the global offering	December 13, 2001
(2)	Date of pricing of the global offering	January 23, 2002
(3)	Date of delivery of shares or ADSs	February 1, 2002

Daiwa Securities SMBC Co. Ltd. is the global coordinator for this global offering. A prospectus that contains detailed information about us and our management as well as financial statements may be obtained from Nidec Corporation at the address indicated above.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: January 29, 2002

By: /S/ Hiroshi Toriba

Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning